                        Independent Accountants' Report
                        -------------------------------


The Board of Directors
Bay View Credit:

We have examined management's assertion about Bay View Credit's (BVC's) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards I.1 through I.4, III.3, III.4, and V.2 through V.4, which BVC has interpreted as being inapplicable to the servicing obligations set forth in the Bay View 1997-RA-1 Auto Trust Pooling and Servicing Agreement dated January 29, 1997, as of and for the year ended December 31, 1998 included in the accompanying Management Assertion Report. Management is responsible for BVC's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about BVC's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on BVC's compliance with the minimum servicing standards.

In our opinion, management's assertion that BVC has complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended December 31, 1998 is fairly stated, in all material respects.



/s/ KPMG LLP

San Francisco, California
March 10, 1999

                          MANAGEMENT ASSERTION REPORT
                                 March 10, 1999



As of and for the year ended December 31, 1998, Bay View Credit ("BVC") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP"), except for minimum servicing standards
I.1 through I.4, III.3, III.4, and V.2 through V.4, which BVC has interpreted as being inapplicable to the servicing obligations set forth in the Bay View 1997-RA-1 Auto Trust Pooling and Servicing Agreement dated January 29, 1997. As of and for this same period, BVC's parent company, Bay View Capital Corporation, had in effect a fidelity bond in the amount of $20 million, which covers its subsidiaries including BVC. In addition, BVC also had a Blanket Vendor's Single Interest insurance policy covering the collateral of the securitized loan portfolio.

The following minimum servicing standards are applicable to BVC. For the purposes of this presentation, the USAP's reference to "mortgage" has been replaced with "auto loan" and "mortgagor" has been replaced with "borrower."


USAP
Reference  Minimum Servicing Standard
---------  --------------------------

II.        Auto Loan Payments

II.1 Auto loan payments shall be deposited into the trustee's bank account within two business days of receipt.

II.2 Auto loan payments made in accordance with the borrower's loan documents shall be posted to the applicable borrower records within two business days of receipt.

II.3 Auto loan payments shall be allocated to principal, interest, forced placed insurance or other items in accordance with the borrower's loan documents.

II.4 Auto loan payments identified as loan payoffs shall be allocated in accordance with the borrower's loan documents.

III.       Disbursements

III.1 Disbursements made via wire transfer on behalf of a borrower or investor shall be made only by authorized personnel.

III.2 Disbursements made on behalf of a borrower or investor shall be posted within two business days to the borrower's or investor's records maintained by the servicing entity.

III.5 Amounts remitted to investors per the servicer's investor reports shall agree with the canceled check, or other form of payment, or custodial bank statements.

III.6 Unissued checks shall be safeguarded so as to prevent unauthorized access.

IV.        Investor Accounting and Reporting

IV.1 The servicing entity's investor reports shall agree with, or reconcile to, investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

USAP
Reference  Minimum Servicing Standard
---------  --------------------------

V.         Auto Loan Accounting

V.1 The servicing entity's auto loan records shall agree with, or reconcile to, the records of borrowers with respect to the unpaid principal balance on a monthly basis.

VI.        Delinquencies

VI.1 Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly. Such reports shall describe the servicing entity's activities in monitoring delinquent loans including, for example, phone calls, letters and auto loan payment rescheduling plans in cases where the delinquency is deemed temporary (e.g., illness or unemployment).

VII.       Insurance Policies

VII.1 A fidelity bond shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in the management assertion.


Very truly yours,
Bay View Credit



/s/ Michael A. Benavides
------------------------
Michael A. Benavides
Vice President and Controller
Bay View Credit

/s/ Scott H. Ray
----------------
Scott H. Ray
Senior Vice President and Chief Financial Officer
Bay View Bank